EXHIBIT 14

inTEST Corporation

Code of Ethics

inTEST Corporation has always been proud that it has maintained the highest moral and ethical standards, and we believe that our employees, officers and directors are aware of, and share, our commitment to these standards. This Code of Ethics expresses in general terms the standards of conduct that have always been, and continue to be, expected of all employees, officers and directors in their day-to-day activities. This Code is not a comprehensive document intended to address every legal or ethical issue that you might face, but it should be used as a guide and a resource to ensure that we maintain a consistent vision and commitment to a culture of uncompromising honesty and integrity throughout our organization.

1.	Applicability.

1.1

This Code of Ethics applies to all of our employees, officers and directors without exception. (Each employee, officer and director of inTEST Corporation and any of its subsidiaries is referred to in this Code as a "covered person.") This Code governs the actions and working relationships of each covered employee with current and potential customers, co-workers, competitors, government agencies, media, stock exchange and stockholders. Each covered person should become familiar with this Code, adhere to the standards and restrictions set forth in this Code, and conduct himself or herself in accordance with this Code in order to avoid even the appearance of impropriety.

1.2

Some of the words and phrases in this Code may be subject to different interpretations, or it may appear that one ethical principle conflicts with another, in certain situations. If you are unsure of the appropriate action, discuss the matter with an appropriate member of management, such as your manager, a member of senior management or the local Manager of the Human Resources Department.

1.3

This Code does not cover all of the Company's policies, but supplements other policies set forth in our employee handbook. Each covered person is expected to comply with all of the Company's policies. The fact that particular conduct is not mentioned in this Code of Ethics does not prevent it from being viewed as violating this Code of Ethics.

2.	Compliance with Laws, Rules and Regulations.

2.1

Covered persons are expected to obey, and ensure that the Company obeys, all applicable laws, rules and regulations of the United States and other countries, and the states, counties, cities and other jurisdictions in which we conduct business (such laws, rules and regulations are referred to in this Code, individually as a "Law" and collectively as the "Laws"). This is true even if your manager or anyone in management has directed otherwise.

2.2

While you are not expected to know the full details of all of the Laws that you and the Company must adhere to, some examples of the types of Laws that the Company is subject to include Laws requiring the Company and its employees to:

2.2.1

maintain a workplace that is free from discrimination or harassment based on race, color, gender, age, religion, marital status, national origin, sexual orientation, disability, veteran status or other characteristic that is unrelated to the Company's interests or otherwise protected by law;

		2.2.2	comply with applicable environmental, health and safety standards;

		2.2.3	support fair competition and laws prohibiting restraints of trade and other unfair trade practices;

		2.2.4	prohibit improper or other questionable payments (including bribes or kickbacks), gifts, favors or other gratuities to suppliers, customers, government officials or other third parties; and

2.2.5

comply with all applicable federal and state securities Laws, including Laws prohibiting insider trading. (Covered persons are referred to the Company's Insider Trading Policy for further information regarding this issue.)

	2.3	If a Law conflicts with a policy in this Code, you should comply with the Law. If a local custom conflicts with this Code, you must comply with this Code.

	2.4	If you are unsure about the legal course of action, you should request guidance from your manager or other member of management.

3.	Conflicts of Interest.

3.1

Each covered person should avoid any situation that might lead to a real or apparent conflict of interest between your self-interest and your duties and responsibilities as an employee, officer or director of the Company. A conflict of interest exists whenever your self-interest is inconsistent, or appears to be inconsistent in any way, with the interests of the Company as a whole.

	3.2	Although the following list is not exhaustive, some examples of situation in which a conflict of interest may arise are as follows:

		3.2.1	When a covered person takes actions or has interests that make it difficult to perform work for the Company objectively and effectively.

		3.2.2	When a covered person receives improper personal benefits as a result of the person's position with the Company.

		3.2.3	When the Company makes a loan to a covered person or guarantees an obligation of a covered person.

		3.2.4	When a covered person uses corporate property or nonpublic information gained in his or her employment with the Company for his or her own advantage.

		3.2.5	When a covered person competes with the Company.

Any such conflict of interest may also arise as a result of actions taken by, or interests of, a family member of a covered person.

4.	Confidentiality.

4.1

Nonpublic information regarding the Company, its businesses, employees, officers, directors, customers or suppliers is confidential. As an employee, officer or director of the Company you are trusted with such confidential information. You are only to use such confidential information for the business purposes of the Company for which they were intended. Confidential information should not be shared with anyone outside the Company, including family or friends, or other employees who do not need the information to carry out their duties, except when disclosure is authorized by senior management or is legally mandated.

4.2

Communications about the Company, its businesses, employees, officers, directors, customers or suppliers with the media, stockholders, or other members of the public must be approved in advance by the either the Chief Executive Officer or the Chief Financial Officer.

5.	Fair Dealing.

5.1

We seek to outperform our competition fairly and honestly and seek competitive advantages through superior performance of the members of our team. Each covered person is expected to deal fairly with the Company's customers, suppliers, competitors and employees. Stealing proprietary information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. No one should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

6.	Protection and Proper Use of Company Property.

6.1

All covered persons should seek to protect and preserve the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All assets of the Company should be used only for legitimate business purposes.

7.	Public Company Reporting; Whistleblower Procedures.

7.1

As a public company, our filings with the Securities and Exchange Commission (the "SEC") must be full, fair, accurate, timely and include understandable disclosure of information that is required to be made public pursuant to Federal security laws and rules of the applicable exchange commissions. Whether or not you are directly involved in the process of preparing such filings, every covered person is responsible:

7.1.1

if called upon by management to provide information relevant to such a filing, to assure that the information you provide is complete, fair, and understandable. Such requests for information must be responded to promptly as our filings with the SEC are time-sensitive.

7.1.2

to ensure that the Company's books and records appropriately reflect our transactions and are posted in accordance with the Company's system of internal controls. Unrecorded or "off the books" funds or entries should not be maintained unless permitted by applicable Law;

		7.1.3	to make management aware if you believe that any of our public reports is inaccurate or fails to fairly reflect what is happening at the Company.

7.2

Because of the importance of this issue, the Audit Committee of the Board of Directors has been charged with responsibility for ensuring that every employee has a means of reporting, anonymously and confidentially, any concerns about the manner in which the Company's financial statements or public reports are prepared, the sufficiency of its internal financial controls, the honesty or competence of its financial management or independent auditors or any other matter regarding any accounting or auditing matters. Procedures for such reporting are set forth in the Company's Whistleblower Policy that is part of the Employee Handbook. We will not tolerate retaliation against any person who reports potential issues to the Audit Committee in good faith.

8.	Covering Up Mistakes; Falsifying Records; Retention of Business Records.

	8.1	Falsification of any Company, customer or third party record is prohibited. Mistakes should not be covered up, but should be immediately and fully disclosed and corrected.

8.2

Company records must be maintained for the periods specified in the Company Records Retention Policy. Records may be destroyed only at the expiration of the pertinent period. In no case may documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed, regardless of the periods specified in the Records Retention Policy. In addition, you should never destroy, alter, or conceal any record or otherwise impede any official proceeding or investigation, either personally, in conjunction with, or by attempting to influence another person.

	8.3	In the event of litigation, government inquiry or investigation, we will designate a member of management that you should consult with to determine whether records should be produced.

9.	Reporting of Illegal or Unethical Behavior.

9.1

Covered persons have a duty to adhere to this Code and all other Company policies and to report any suspected violations of this Code or any other illegal or unethical behavior to, or when in doubt to consult with, your manager or the local Manager of the Human Resources Department. If you do not believe that talking to your manager is appropriate, or if doing so does not result in a response with which you are comfortable, then you should discuss the matter with another member of management, or in the case of accounting or auditing issues, a member of the Audit Committee of the Board of Directors.

	9.2	If asked, the Company will keep your name confidential unless this would violate the Law or our responsibilities to others or make adequate investigation of the matter impracticable.

10.	Protection Against Retribution.

10.1

The Company will not tolerate retaliation against anyone who reports a violation or possible violation of this Code in good faith. Any person who takes any action whatsoever in retaliation against any employee who has in good faith raised any question or concern about compliance with this Code will be subject to serious sanctions, which may include termination.

11.	Administration and Waiver of Code of Ethics.

11.1

This Code of Ethics shall be administered and enforced by the Human Resources Department. Any questions and further information regarding this Code of Ethics should be directed to the local Manager of the Human Resources Department.

	11.2	Appropriate disciplinary penalties for violations of this Code may include counseling, reprimand, warning, suspension (with or without pay), demotion, salary reduction and termination of employment.

11.3

The Human Resources Department will be responsible for affirming compliance with this Code of Ethics by all covered persons. Each covered person will be required to sign a certificate that he or she has read and understands the provisions of this Code.

12.	Waivers.

12.1

Covered persons are expected to follow this Code at all times. Generally, there should be no waivers to this Code of Ethics, however, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the Human Resources Department with the advice of senior management and/or the Audit Committee as appropriate; provided, however, that waivers for directors and executive officers may be determined only by the Board of Directors who shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics with respect to any director or executive officer. Any waiver, and the grounds for such waiver, approved by the Board of Directors with respect to any director or executive officer shall be promptly disclosed to stockholders, not later than in the Company's next periodic report.